SECURITIES AND EXCHANGE COMMISSION
		     	     Washington, D.C. 20549

			  	  SCHEDULE 13G
		       	      Rule 13d-1 and 13d-2
	    	    Under the Securities Exchange Act of 1934


		           (Amendment No. 2 - Exiting)*

		     	   CENTENNIAL BANK HOLDINGS INC.
		       		 (Name of Issuer)

			  	   Common Stock
		 	  (Title of Class of Securities)

			   	     151345303
			          (CUSIP Number)

			  	    12/31/2006
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

| | Rule 13d-1 (b)
|X| Rule 13d-1 (c)
| | Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



 (1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    CxCent LLC
    20-1987122

 (2) Check the appropriate box if a member of a group (see instructions)  (a)|_|
                                                                          (b)|X|

 (3) SEC use only.

 (4) Citizenship or place of organization.
    Delaware

Number of shares beneficially owned by each reporting person with:

 (5) Sole voting power:
    0

 (6) Shared voting power:
    0

 (7) Sole dispositive power:
    0

 (8) Shared dispositive power:
    0

 (9) Aggregate amount beneficially owned by each reporting person.
    0

 (10) Check if the aggregate amount in Row (9) excludes certain shares	|_|
    (see instructions).

 (11) Percent of class represented by amount in Row 9.
     0.0%

 (12) Type of reporting person (see instructions).
     OO

 (1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

     GDK, Inc.

 (2) Check the appropriate box if a member of a group (see instructions)  (a)|_|
                                                                   	  (b)|X|

 (3) SEC use only.

 (4) Citizenship or place of organization.
    British Virgin Islands

Number of shares beneficially owned by each reporting person with:

 (5) Sole voting power:
    0

 (6) Shared voting power:
    24,364

 (7) Sole dispositive power:
    0

 (8) Shared dispositive power:
    24,364

 (9) Aggregate amount beneficially owned by each reporting person.
    24,364

 (10)Check if the aggregate amount in Row (9) excludes certain shares	|_|
    (see instructions).

 (11)Percent of class represented by amount in Row 9.
    less than 0.1%

 (12)Type of reporting person (see instructions).
    BD

 (1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    A.R.T. Advisors, LLC
    13-4196796

 (2) Check the appropriate box if a member of a group (see instructions)  (a)|_|
                                                                          (b)|X|

 (3) SEC use only.

 (4) Citizenship or place of organization.
    Delaware

Number of shares beneficially owned by each reporting person with:

 (5) Sole voting power:
    0

 (6) Shared voting power:
    24,364

 (7) Sole dispositive power:
    0

 (8) Shared dispositive power:
    24,364

 (9) Aggregate amount beneficially owned by each reporting person.
    24,364

 (10) Check if the aggregate amount in Row (9) excludes certain shares	|_|
    (see instructions).

 (11) Percent of class represented by amount in Row 9.
     less than 0.1%

 (12) Type of reporting person (see instructions).
     IA

 (1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Sosnick, Aaron

 (2) Check the appropriate box if a member of a group (see instructions)  (a)|_|
                                                                          (b)|X|

 (3) SEC use only.

 (4) Citizenship or place of organization.
    United States

Number of shares beneficially owned by each reporting person with:

 (5) Sole voting power:
    0

 (6) Shared voting power:
    24,364

 (7) Sole dispositive power:
    0

 (8) Shared dispositive power:
    24,364

 (9) Aggregate amount beneficially owned by each reporting person.
    24,364

 (10) Check if the aggregate amount in Row (9) excludes certain shares	|_|
    (see instructions).

 (11) Percent of class represented by amount in Row 9.
     less than 0.1%

 (12) Type of reporting person (see instructions).
     IN

 (1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

     Caxton Associates, L.L.C.
     22-3430173

 (2) Check the appropriate box if a member of a group (see instructions)  (a)|_|
                                                                    	  (b)|X|

 (3) SEC use only.

 (4) Citizenship or place of organization.
    Delaware

    Number of shares beneficially owned by each reporting person with:
 (5) Sole voting power:
    0

 (6) Shared voting power:
     24,364

 (7) Sole dispositive power:
    0

 (8) Shared dispositive power:
     24,364

 (9) Aggregate amount beneficially owned by each reporting person.
     24,364

 (10)Check if the aggregate amount in Row (9) excludes certain shares	|_|
    (see instructions).

 (11)Percent of class represented by amount in Row 9.
    less than 0.1%

 (12)Type of reporting person (see instructions).
    IA

 (1) Names and I.R.S. Identification Nos.(entities only) of reporting persons. Kovner, Bruce

 (2) Check the appropriate box if a member of a group (see instructions)  (a)|_|
                                                                          (b)|X|

 (3) SEC use only.

 (4) Citizenship or place of organization.
    United States

Number of shares beneficially owned by each reporting person with:
 (5) Sole voting power:
    0

 (6) Shared voting power:
     24,364

 (7) Sole dispositive power:
    0

 (8) Shared dispositive power:
     24,364

 (9) Aggregate amount beneficially owned by each reporting person.
     24,364

 (10) Check if the aggregate amount in Row (9) excludes certain shares	|_|
    (see instructions).

 (11) Percent of class represented by amount in Row 9.
     less than 0.1%

 (12) Type of reporting person (see instructions).
     IN

Item 1(a). Name of Issuer:
           Centennial Bank Holdings Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:
	   1331 Seventeenth Street
	   Denver, CO 80202

Item 2(a). Name of Person Filing:
(i)   CxCent LLC ("CxCent")
(ii)  GDK, Inc. ("GDK")
(iii) A.R.T. Advisors, LLC ("A.R.T. Advisors") A.R.T. Advisors, as a result of the delegation of trading authority for GDK from Caxton Associates L.L.C. has voting and dispositive power with respect to the investments of GDK.
(iv) Mr. Aaron Sosnick. Mr. Sosnick is the Manager and majority beneficial owner of A.R.T. Advisors. As a result of the fore-going, Mr. Sosnick may be deemed beneficially to own the securities of the Issuer owned by GDK.
(v) Caxton Associates, L.L.C. ("Caxton Associates"). Caxton Associates is the managing member of CxCent and the trading advisor to GDK (the "Caxton Accounts") and as such, has voting and dispositive power with respect to its investments.
(vi) Mr. Bruce S. Kovner. Mr. Kovner is the Chairman of Caxton Associates and the sole shareholder of Caxton Corporation, the manager and majority owner of Caxton Associates. As a result of the foregoing, Mr. Kovner may be deemed beneficially to own the securities of the Issuer owned by the Caxton Accounts.

Item 2(b). Address or Principal Business Office or, If None, Residence:
(i) The address of CxCent is c/o Caxton Associates, L.L.C., Princeton Plaza, Building 2, 731 Alexander Road, Princeton, NJ 08540.
(ii)  The address of GDK is c/o Prime Management Limited,
      Mechanics Building, 12 Church Street, Hamilton HM11,
      Bermuda.
(iii) The address of A.R.T. Advisors is 500 Park Avenue, New York,
      NY 10022
(iv)  The business address of Mr. Sosnick is 500 Park Avenue,
      New York, NY  10022.
(v) The address of Caxton Associates is Princeton Plaza, Building 2, 731 Alexander Road, Princeton, NJ 08540.
(vi)  The business address of Mr. Kovner is 500 Park Avenue,
      New York, NY  10022.

Item 2(c). Citizenship:
(i)   CxCent is a Delaware limited liability company.
(ii)  GDK is a British Virgin Islands corporation.
(iii) A.R.T. Advisors is a Delaware limited liability company.
(iv)  Mr. Sosnick is a United States citizen.
(v)   Caxton Associates is a Delaware limited liability company.
(vi)  Mr. Kovner is a United States citizen.

Item 2(d). Title of Class of Securities:
           Common Stock

Item 2(e). CUSIP No.:
           151345303

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
        (c), Check Whether the Person Filing is a:
           Not Applicable

If this statement is filed pursuant to Rule 13d-1(c), check this box. |X|

Item 4. Ownership

(a) Amount beneficially owned:
(i) The amount of shares of Common Stock beneficially owned by CxCent is 0.
(ii) The amount of shares of Common Stock beneficially owned by GDK is 24,364.
(iii) The amount of shares of Common Stock considered to be beneficially owned by A.R.T. Advisors by reason of its voting and dispositive powers with respect to GDK is 24,364.
(iv) Mr. Sosnick, by reason of being Manager and majority beneficial owner of A.R.T. Advisors may also be deemed to beneficially own such shares.
(v) The amount of shares of Common Stock considered to be beneficially owned by Caxton Associates by reason of its voting and dispositive powers is 24,364.
(vi) Mr. Kovner, by reason of being Chairman of Caxton Associates and the sole shareholder of Caxton Corporation, the manager and majority owner of Caxton Associates, may also be deemed to beneficially own such shares.

(b) Percent of class:
(i)   CxCent beneficially owns 0.0% of the Class of Common Stock.
(ii)  GDK beneficially owns less than 0.1% of the Class of Common Stock.
(iii) A.R.T. Advisors is deemed to beneficially own less than 0.1% of the Class of Common Stock.
(iv) Mr. Sosnick is deemed to beneficially own less than 0.1% of the Class of Common Stock.
(v) Caxton Associates is deemed to beneficially own less than 0.1% of the Class of Common Stock.
(vi) Mr. Kovner is deemed to beneficially own less than 0.1% of the Class of Common Stock.

(c) Number of shares as to which CxCent has has:
	(i)    Sole power to vote or to direct the vote:  0
	(ii)   Shared power to vote or to direct the vote:  0
	(iii)  Sole power to dispose or to direct the disposition:  0
	(iv)   Shared power to dispose or to direct the disposition
       	       of:  0

    Number of shares as to which GDK has:
	(i)    Sole power to vote or to direct the vote:  0
	(ii)   Shared power to vote or to direct the vote:  24,364
	(iii)  Sole power to dispose or to direct the disposition:  0
	(iv)   Shared power to dispose or to direct the disposition
               of:  24,364

    Number of shares as to which A.R.T. Advisors has:
	(i)    Sole power to vote or to direct the vote:  0
	(ii)   Shared power to vote or to direct the vote:  24,364
	(iii)  Sole power to dispose or to direct the disposition:  0
	(iv)   Shared power to dispose or to direct the disposition
               of:  24,364

    Number of shares as to which Mr. Sosnick has:
	(i)    Sole power to vote or to direct the vote:  0
	(ii)   Shared power to vote or to direct the vote:  24,364
	(iii)  Sole power to dispose or to direct the disposition:  0
	(iv)   Shared power to dispose or to direct the disposition
               of:  24,364

    Number of shares as to which Caxton Associates has:
	(i)    Sole power to vote or to direct the vote: 0
	(ii)   Shared power to vote or to direct the vote:  24,364
	(iii)  Sole power to dispose or to direct the disposition of:  0
	(iv)   Shared power to dispose or to direct the disposition
               of:  24,364

     Number of shares as to which Mr. Kovner has:
	(i)    Sole power to vote or to direct the vote: 0
	(ii)   Shared power to vote or to direct the vote:  24,364
	(iii)  Sole power to dispose or to direct the disposition of:   0
	(iv)   Shared power to dispose or to direct the disposition
               of:  24,364

Item 5. Ownership of 5 Percent or Less of a Class.

     [X]

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8. Identification and Classification of Members of the Group.

Not Applicable

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

					CxCent LLC, by Caxton Associates, L.L.C.
					as managing member

Date: 2/8/2007 				/s/Scott B. Bernstein
       					Name:  Scott B. Bernstein
       					Title: Secretary


                                        GDK, Inc.

Date: 2/8/2007				/s/ Joseph Kelly
					Name: Joseph Kelly
					Title: Vice President and Treasurer

Date: 2/8/2007	 			/s/ Maxwell Quin
					Name: Maxwell Quin
					Title: Vice President and Secretary


                                        A.R.T. Advisors, LLC

Date: 2/8/2007				/s/ Andrew Waldman
					Name: Andrew Waldman
					Title:  Authorized Representative



Date: 2/8/2007				/s/ Aaron Sosnick
					Name: Aaron Sosnick
					Title: signed by Andrew Waldman
					       as Authorized Representative



					Caxton Associates, L.L.C.

Date: 2/8/2007	 			/s/ Scott B. Bernstein
					Name: Scott B. Bernstein
					Title: Secretary

Date: 2/8/2007				/s/ Bruce S. Kovner
					Name: Bruce S. Kovner
					Title: signed by Scott B. Bernstein
					       as Attorney-in-Fact


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001). (Secs. 3(b), 13(d)(1), 13(d)(2),
13(d)(5), 13(d)(6), 13(g)(1), 13(g)(2), 13(g)(5), 23, 48 Stat. 882, 894, 901;
sec. 203(a), 49 Stat. 704; sec. 8, 49 Stat. 1379; sec. 10, 78 Stat. 88a; sec.
2, 82 Stat. 454; secs. 1, 2, 84 Stat. 1497; secs. 3, 10, 18, 89 Stat. 97, 119,
155; secs. 202, 203, 91 Stat. 1494, 1498, 1499; (15 U.S.C. 78c(b), 78m(d)(1),
78m(d)(2), 78m(d)(5), 78m(d)(6), 78m(g)(1), 78m(g)(2), 78m(g)(5), 78w)) [43 FR
18499, Apr. 28, 1978, as amended at 43 FR 55756, Nov. 29, 1978; 44 FR 2148,
Jan. 9, 1979; 44 FR 11751, Mar. 2, 1979; 61 FR 49959, Sept. 24, 1996; 62 FR
35340, July 1, 1997; 63 FR 2867, Jan. 16, 1998; 63 FR 15287, Mar. 31, 1998]


Certification


The undersigned hereby certifies that the shares of Centennial Bank Holdings Inc. purchased on behalf of CxCent LLC and GDK, Inc. were not acquired and are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



Date: 2/8/2007

					/s/ Kurt Feuerman
					    Kurt Feuerman

					/s/ Andrew Waldman
					    Andrew Waldman